

Micromem Technologies Inc.   Telephone: 416-364-6513
777 Bay Street, Suite 1910   Facsimile: 416-360-4034
Toronto, ON M5G 2C8   www.micromeminc.com

Micromem Permits Reversion of Interests in VEMRAM to Estancia

Listing: NASD OTC-Bulletin Board – Symbol: "MMTIF"
Shares issued: 51,582,187 (as of April 23, 2004)
SEC File No: 0-26005

Toronto, Ontario: April 23, 2004

Micromem Technologies Inc. has announced that its wholly-owned subsidiary, Pageant Technologies Inc., has permitted an undivided 40% interest in the VEMRAM patents to revert to Estancia, along with the grant of an undivided interest equal to 32% of gross profit for each license of the VEMRAM patents sold or transferred by Pageant and all royalties received by Pageant from each license or sale of the VEMRAM patents, as a result of certain agreed upon milestones relating to the development of the VEMRAM technology not having been met under the Asset Purchase Agreement dated December 10, 2000 among Pageant, Micromem, Richard Lienau and Estancia Limited. VEMRAM patents include U.S. Patent 5,295,097 and certain other patent and patent applications relating to magnetic memory technology and methods of manufacture, in which Richard Lieanu is named as the inventor.

Under the Asset Purchase Agreement, Pageant had agreed to pay $50 million for the remaining 50% interest in the VEMRAM patents and all other rights, interests and entitlements held by Estancia Limited and Richard Lienau as set forth in the September 1997 Joint Ownership and Licensing Agreement among Richard Lienau, Estancia Limited and Pageant (by assignment from Ataraxia Corp.). Of the total purchase price, $10 million was paid on closing through the issuance of 2,007,831 common shares and $2.0 million in cash. The balance of $40 million of the purchase price was to be paid upon certain milestones including the development and demonstrated performance of the technology protected by the VEMRAM patents being met. The agreement provided that in the event that the milestones were not met by March 9, 2004, then there would be an automatic reversion and grant to Estancia Limited of an undivided 40% interest in the VEMRAM patents and an undivided interest ("Estancia's Gross Profits Interest") equal to 32% of gross profit for each license of the VEMRAM patents sold or transferred by Pageant and all royalties received by Pageant from each license or sale of the VEMRAM patents. Consequently, Pageant continues to hold an undivided 60% interest in the VEMRAM patents subject to Estancia's Gross Profits Interest. The agreement provided that in the event that Pageant became obligated to convey to Estancia any interest in the VEMRAM patents or grant to Estancia any interest in gross profits or net royalties as provided above, such interest shall be assigned to Estancia in satisfaction of Pageant's obligations.

The milestones agreed to by Estancia and Richard Lienau provided that: (A) $20 million would be payable if and when: (i) certification being received from Honeywell Federal Manufacturing and Technologies that testing conducted by Honeywell, or such other qualified third party as the case may be, evidenced results equal to or better than certain stipulated performance standards, or upon Micromem or its affiliates executing a definitive agreement for the sale or licensing of VEMRAM technology to an arm's length third party for any commercial purposes other than

testing or evaluation of the technology, or (ii) sale or licensing of the VEMRAM technology to an arm's length party for any commercial purposes; and (B) $20 million would be payable if and when Micromem and any of its affiliates executes a definitive agreement for the sale or license of any technology owned by Micromem to an arm's length third party for any commercial purposes other than testing or evaluation of the technology.

Under the Asset Purchase Agreement, Pageant was entitled to, at any time after the closing of the Asset Purchase Agreement, pay any portion or all of the balance of the purchase price through a combination of cash and a number of common shares of Micromem.

In light of the milestones relating to the VEMRAM technology not being achieved by the third anniversary of the closing of the original purchase, Pageant determined not to exercise its right under the agreement to pay the balance of the purchase price or any portion thereof.

Information

For further information, please contact Joseph Fuda, President and C.E.O., at tel. 1-877-388-8930. For information about Micromem please visit our web-site at: www.micromeminc.com.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from those expressed. These uncertainties and risks include changing consumer preferences, lack of success of new products, loss of the Company's customers, competition and other factors discussed from time to time in the Company's filings with the Securities & Exchange Commission.

No securities regulatory authority has approved or disapproved of this news release.

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